                                SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1
  (Rule 13d-1)

Greater China Media and Entertainment Corp.
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

39167U100

(CUSIP Number)

Zhang, Jian Ping
1026 Tuxedo Drive
Port Moody, British Columbia, Canada V3H 1L4
(604) 685-3791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2007
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhang, Jian Ping
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
7.	SOLE VOTING POWER 2,000,000
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 2,000,000
10.	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $.00001 par value (the "Common Stock"), of Greater China Media and Entertainment Corp., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 10th Floor, Building A, Tongyongguoji Center, No 3 Jianguomenwai Road, Chaoyang District, Beijing, People's Republic of China. There were 20,100,000 issued and outstanding shares of the Issuer's Common Stock as of Deceember 29, 2006. The Reporting Person is a citizen and resident of Port Moody, British Columbia, Canada, and is the beneficial owner of 2,000,000 shares of the Issuer's Common Stock, representing 9.95% of the Issuer's issued and outstanding shares of Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Zhang, Jian Ping.

b.	The business address of Mr. Zhang is 1026 Tuxedo Drive, Port Moody, British Columbia, Canada V3H 1L4.

c.	Mr. Zhang's principal business is acting as a former President and Director of, and a current shareholder of the Issuer, and his principal address is as set forth above.

d.	During the past five years, Mr. Zhang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Zhang is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The purpose of the transactions described herein is for Mr. Zhang to sell 7,000,000 of his 9,000,000 restricted common shares of the Issuer in transactions that are exempt from registration under the Securities Act of 1933, as amended, pursuant to Regulation S, for an aggregate consideration of US$7,000. Each of the seven purchasers are residents of the People's Republic of China, and have signed Offshore Stock Purchase Agreements, copies of which are attached as exhibits hereto pursuant to the instructions set forth in Item 7.

Mr. Zhang plans to continue to hold his 2,000,000 shares for investment purposes, and he has no plans or proposals that relate to or would result in any of the events set forth in Item 4(a) through (j).

Item 5. Interest in Securities of the Issuer.

a. At present, the Issuer has issued and outstanding 20,100,000 shares of Common Stock, of which Mr. Zhang beneficially owns 2,000,000 shares of Common Stock . Mr. Zhang is not part of a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Mr. Zhang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

            Sole Voting Power

Name of Person  Number of Shares Percent Outstanding
     Zhang, Jian Ping        2,000,000         9.95%

                    Shared Voting Power

Name of Person  Number of Shares Percent Outstanding
     Zhang, Jian Ping            0           0%

                    Sole Dispositive Power

Name of Person  Number of Shares Percent Outstanding
     Zhang, Jian Ping         2,000,000         9.95%

                    Shared Dispositive Power

Name of Person  Number of Shares Percent Outstanding
     Zhang, Jian Ping             0          0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Attached as Exhibits 10.1 to 10.7 hereto are copies of the Offshore Stock Purchase Agreements pursuant to which Zhang, Jian Ping sold 1,000,000 shares of Common Stock of the Issuer to each of seven purchasers, as follows: Ding, Li Na, Feng, Zi Jia, Li, Tie Jun, Luo, Xiao Qi, Teng, Ze Yong, Wang, He and Xu, Chao, all acquaintances of Mr. Zhang and residents of the People's Republic of China. .

Item 7. Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit No                  Description of Exhibit .

10.1	Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Ding, Li Na
10.2                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Feng, Zi Jia
10.3                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Li, Tie Jun
10.4                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Luo, Xiao Qi
10.5                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Teng, Ze Yong
10.6                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Wang, He
10.7                     Offshore Stock Purchase Agreement, dated January 30, 2007, between Mr. Zhang and Xu, Chao

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHANG, JIAN PING.

Date: February 2, 2007	By:	/s/ Zhang, Jian Ping
Zhang, Jian Ping
Title: Former President and Director of the Issuer